

Mail Stop 3561

June 5, 2008

Mr. O'Donnell Iselin, II
Chief Financial Officer & Secretary
Cadiz Inc.
550 S. Hope Street
Suite 2850
Los Angeles, CA 90071

      Re: Cadiz Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 14, 2008
             File No. 0-12114

Dear Mr. Iselin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements, page 37

Notes to the Consolidated Financial Statements, page 44

Note 2 – Summary of Significant Accounting Policies, page 46

Revenue Recognition, page 47

1.   It appears that all of your revenues are currently generated by crop sales. Please
        tell us how you considered the guidance in paragraph 10 of SFAS 67 when
        determining your revenue recognition policy. If you do not believe that your
        current revenues are generated by incidental operations, please explain to us, and
        briefly disclose to your investors somewhere appropriate in your filing, how you
        reached this conclusion as it may be unclear from your current disclosures.

Note 3 – Property, Plant, Equipment and Water Programs, page 52

2.   We note on page 49 that your water programs are water rights and water storage
        and supply programs. We also note that the costs capitalized in water programs
        are costs expected to be recovered through future revenues and consist of direct
        labor, drilling costs, consulting fees for various engineering, hydrological,
        environmental and feasibility studies and other professional and legal fees. We
        also read at the bottom of page 49 that you review the valuation of your water
        program annually and have concluded that the carrying amount of the program
        was not impaired, despite the actions taken by Metropolitan. To help us better
        understand your conclusion with regards to the lack of impairment, please
        respond to the following comments:

        •   We read at the bottom of page 49 that you expect to recover your costs
            through implementation of the Cadiz Project with other government
            organizations, water agencies and private water users. Please explain to us in
            more detail what your water assets are composed of, who these other water
            users are, and how you concluded that you would be able to recover your
            costs through projects with these other users. Please address each project
            separately in your response, including a description of the steps needed to
            complete each project, an estimate of capital needed to complete each project
            and the approximate time frame to completion.

        •   Please tell us how you considered providing information similar to the above
            bullet point somewhere appropriate in your filing, as we believe this would be
            useful to your investors.

- Please provide us with your 2007 impairment analysis of your water program assets under SFAS 144. Your response should include a discussion of the significant assumptions used in your analysis and why you believe your assumptions are reasonable, including explaining the impact of the Metropolitan lawsuit, if any, on your analysis.

- Please explain to us whether any of the events that have occurred in 2008 related to the Metropolitan lawsuit have caused you to reassess your 2007 impairment analysis, and provide us with the reasoning behind your conclusion.

Valuation and Qualifying Accounts, page 67

3.   In future filings, please properly label this valuation and qualifying accounts schedule as Schedule II, rather than Schedule I.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief